Exhibit D-1

DTE Energy Company, The Detroit Edison Company,
International Transmission Company

Docket No. EC00-86-000

FEDERAL ENERGY REGULATORY COMMISSION — COMMISSION

91 F.E.R.C. P61,317; 2000 FERC LEXIS 1268

ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES

June 29, 2000

PANEL:
[*1] Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt Hebert, Jr.

OPINION:

Linda Breathitt, and Curt Hebert, Jr.

OPINION:

      On May 4, 2000, as amended on May 19, 2000, DTE Energy Company (DTE), The Detroit Edison Company (Detroit Edison), and International Transmission Company (ITC) (collectively, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act (FPA) n1 seeking authorization for an intra-corporate transfer of certain jurisdictional transmission facilities and certain jurisdictional agreements and related documents (Transmission Assets). The proposed disposition of the Transmission Assets from Detroit Edison to its affiliated company, ITC, is intended to be a first step in DTE’s efforts to divest its transmission business to an entity qualified to join a regional transmission organization (RTO). As discussed below, we authorize the disposition of the Transmission Assets as consistent with the public interest.

n1 <=1> 16 U.S.C. @ 824b (1994).

Background

      Detroit Edison [*2] is engaged in the generation, transmission and distribution of electric energy in the State of Michigan and is a public utility within the meaning of the FPA. It owns interests in various electric generating facilities, including nuclear, pumped storage, and thermal units. Detroit Edison’s retail operations are regulated by the Michigan Public Service Commission (Michigan Commission). DTE is an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA). n2 Detroit Edison is its wholly-owned subsidiary. ITC is a special purpose, wholly-owned subsidiary created by DTE for the purpose of acquiring a 100 percent ownership interest in the Transmission Assets. ITC will acquire the Transmission Assets pursuant to a Separation and Subscription Agreement, included by Applicants in their filing.

      The Transmission Assets were previously the subject of a section 203 filing made by Detroit Edison, and others, in which authorization was [*3] sought to transfer control over the operation of these facilities, among others, to the Alliance regional transmission organization. In our order in that proceeding, we granted the requested disposition, subject to conditions. n3

The Proposed Transaction

      The Transmission Assets include substantially all of Detroit Edison’s integrated transmission facilities with voltage ratings of 120 kV and above, and all related jurisdictional wholesale electric tariffs, contracts, books and records. They also include Detroit Edison’s interest in the Michigan Electric Coordinated System (MECS) control center facilities and equipment. The Transmission Assets exclude certain end-use facilities with voltage ratings of 120 kV that are used for retail service to high-load customers. ITC

n2 <=2> 15 U.S.C. @ 79(c)(a)(1) (1994).

n3 Alliance Companies, <=3> et al., 89 FERC P61,298 (1999), order on compliance filing and requests for rehearing and clarification, <=4> 91 FERC P61,152 (2000).

would acquire these facilities, along with certain [*4] end-use facilities with voltage ratings of 120 kV, which are used for retail service to high-load customers.

      Upon consummation of the proposed transfer, Detroit Edison will function principally as a generation and distribution company; it will continue to provide service to its existing wholesale customers under grandfathered agreements predating Order No. 888. Applicants state that the proposed transfer will not result in any change in rates for transmission service paid by its existing bundled retail customers.

      Applicants commit that upon consummation of the proposed transaction, ITC will operate under an open-access transmission tariff (OATT) on file with the Commission. n4 Applicants further commit that ITC, or its agent, will make an RTO filing with the Commission by October 15, 2000, as contemplated by Order No. 2000. n5

[*5]

      Applicants request waiver of various Part 33 filing requirements, n6 including the filing of balance sheets and supporting plant schedules, as required by @ 33.3 (Exhibit C).

      On May 19, 2000, Applicants amended their application, in which, among other things, they describe the final transaction structure adopted by the Applicants for purposes of implementing the proposed transfer.

Notice of Filings, Interventions, and Comments

n4 On May 26, 2000, ITC filed its OATT in Docket No. ER00-2622-000, and that filing will be acted on in a separate Commission order.

n5 Regional Transmission Organizations, Order No. 2000, <=5> 65 Fed. Reg. 809 (January 6, 2000), FERC Stats. & Regs. P31,089 (1999), order on reh’g, Order No. 2000- <=6> A, 90 FERC P61,201 (2000).

n6 18 C.F.R. Part 33 (1999).

      Notices of the original and amended filings were published in the Federal Register, n7 with comments, protests, and interventions due on or before June 6, 2000.

      A notice of intervention and a motion to intervene, with joint comments, were timely filed by the Michigan Commission and the State of Michigan (Michigan). In addition, motions [*6] to intervene and comments were timely filed by the Michigan Public Power Association (MPPA) and the Cities of Detroit and Wyandotte, Michigan (Cities). Motions to intervene raising no substantive issues were timely filed by Consumers Energy Company (Consumers Energy) and Nordic Electric, L.L.C. (Nordic). Finally, a late intervention and comments were filed by Association of Businesses Advocating Tariff Equity (ABATE) on June 15, 2000.

      The Michigan Commission and Michigan assert that they have not completed their review of the Applicants’ proposed division of assets among transmission, distribution, and generation functions. They therefore request that the Commission make clear in its order in this proceeding that our ruling as to the proposed disposition is not a finding concerning the treatment of these facilities. The Michigan Commission and Michigan further assert that the balance sheet information required to be filed under 18 C.F.R. @ 33.3 (Exhibit C) should not be waived in this case, as Applicants request, because without this information, interested parties will be unable to assess any adverse impact on rates or service that may be attributable to the proposed transfer.

      MPPA [*7] requests that we specifically condition our order in this proceeding by requiring that any transfer of the Transmission Assets be valued at actual depreciation value, as of December 31, 1999, or some later date prior to the exchange. MPPA also expresses concern regarding ITC’s operation of certain transmission facilities that are now jointly owned by Detroit Edison and MPPA pursuant to the Belle River Transmission and Ownership Agreement (Belle River Agreement). MPPA seeks clarification that ITC will operate these facilities in such a way as to preserve the rights of MPPA under the Belle River Agreement. It also seeks clarification regarding its rights under the Belle River Agreement to settle certain disputes it may have with ITC before the Commission.

      The Cities seek clarification that the City of Wyandotte’s interconnection agreement with Detroit Edison qualifies as a grandfathered agreement. They

n7 <=7> 65 Fed. Reg. 33,534 and 34,688 (2000).

request clarification that the allocation of grandfathered and non-grandfathered service between ITC and Detroit Edison may not serve as a basis for increasing the net charges payable by any grandfathered customer of Detroit Edison.

      ABATE takes no position on the proposed transfer, but [*8] requests that we condition our order with a general requirement that the transmission facilities at issue be used to provide adequate and reliable service. ABATE also seeks conditions concerning the eventual transfer of the Transmission Assets to an RTO.

      On June 21, 2000, Applicants filed an answer, in which, among other things, they clarify their positions with respect to the issues raised by the Michigan Commission, Michigan, Cities, and MPPA.

Discussion

      I. Procedural Issues

      Pursuant to Rule 214 of the Commission’s Rules of Practice and Procedure, the notice of intervention filed by the Michigan Commission and the timely unopposed motions to intervene filed by Michigan, MPPA, Cities, Consumers Energy and Nordic serve to make these entities parties to this proceeding. n8 We will reject ABATE’s untimely motion to intervene and comments, given its failure to show good cause for its failure to file its motion to intervene within the prescribed time. n9 Finally, we will accept Applicants’ answer, because, as explained below, it provides useful and relevant information that will assist the Commission in its decision-making process.

      II. Analysis

      Under section 203 (a) of the FPA, the Commission must approve a proposed jurisdictional transfer if it finds that the transaction “will be consistent with the public interest.” n10

n8 18 C.F.R. @ 385.214 (1999). [*9]

n9 We note, in any event, that ABATE’s comments address issues not presented in this proceeding.
n10 <=8> 16 U.S.C. @ 824b (1994).

      The Commission’s Merger Policy Statement provides that the Commission will generally consider three factors in its analysis of these transactions: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation. n11 For the reasons discussed below, we find that the proposed transfer is consistent with the public interest. Accordingly, we approve the proposed transfer without further investigation.

[*10]

      A. Effect on Competition

      Applicants assert that a screen analysis to assess the effects of the proposed transfer on competition is unnecessary in this case for the same reason as in FirstEnergy Operating Companies, et al., n12 i.e., because the proposed transfer is no more than an intra-corporate transaction that does not involve a      merger with any third party. No party to this proceeding asserts otherwise.

      In addition, we find that the creation of ITC may facilitate the subsequent transfer of Detroit Edison’s transmission facilities to an RTO, an important first step in achieving the goals set forth by the Commission in Order No. 2000. Under these circumstances, we find that the proposed transfer of the Transmission Assets will not have an adverse effect on competition.

      B. Effect on Rates

      Applicants state that the proposed transfer will have no effect on the wholesale power rates charged by Detroit Edison, and will similarly have no

n11 Inquiry Concerning the Commission’s Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, <=9> 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P31,044 (1996), reconsideration denied, Order No. 592-A, <=10> 62 Fed. Reg. 33,34 (1997), 79 FERC P61,321 (1997).

n12 <=11> 89 FERC P61,090 (1999) (FirstEnergy).

effect on the rates [*11] paid by Detroit Edison’s existing open access transmission customers, who will become transmission customers of ITC. Applicants seek no rate changes in their filing. In addition, Applicants state that the amount paid by ITC to Detroit Edison to acquire the Transmission Assets ($ 440 million) is the net book value of these assets. Accordingly, we find that the proposed transfer of the Transmission Assets will not have an adverse effect on rates.

      MPPA and Cities seek clarifications regarding their respective entitlements to preserve the rates, terms, and conditions embodied in their existing agreements with Detroit Edison. In their answer, Applicants confirm that these documents are grandfathered agreements. We will therefore deny intervenors’ requests as moot. However, Applicants oppose MPPA’s requested modification of the Belle River Agreement. Applicants state that MPPA has provided no evidence that Applicants’ proposed intra-corporate transfer will cause harm which must be remedied by modification of the Belle River Agreement. We agree, and therefore deny MPPA’s request.

      In their answer, Applicants also assert that the Michigan Commission has already issued numerous orders concerning [*12] the restructuring of Applicants’ transmission business, and claim that the Michigan Commission has already addressed the division of transmission and distribution assets. However, we find it appropriate to clarify the scope of our order as it pertains to the division of assets. Therefore, we grant the clarification requested by the Michigan Commission and Michigan that our ruling here is not a finding concerning Applicants’ proposed future division of assets among generation, transmission, and distribution functions. n13

      C. Effect on Regulation

      As explained in the Merger Policy Statement, the Commission’s primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission’s jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission. We are also concerned with the effect on state regulation [*13] where a state does not have authority to act on a merger and raises concerns about the effect on regulation. n14

n13 See, e.g., FirstEnergy Operating Companies, <=12> et al., 89 FERC P61,090 at 61,262 (1999).

n14 Merger Policy Statement at 30,124-25.

      Because DTE is currently exempt from being a registered holding company under PUHCA, as noted above, and because the proposed transfer will not result in the formation of a registered holding company, the Commission’s jurisdiction in this case will not be affected.

      Applicants state that the proposed merger will also have no adverse effect on state regulation. We agree. Under the proposed transfer, the Michigan Commission will continue to exercise its existing state authority over Detroit Edison, which will submit the proposed accounting treatment for the proposed transfer to the Michigan Commission for its approval. The Michigan Commission and Michigan are parties to this proceeding, and have not asserted that their regulatory authority over the Applicants will be impaired in any way by the proposed transfer. Under these circumstances, we find that the proposed transaction [*14] will not adversely affect state regulation.

      D. Accounting Issues

      As noted above, Applicants seek waiver of 18 C.F.R. @ 33.3 (Exhibit C). In support of their request for waiver, Applicants state that neither DTE nor ITC currently own or control any facilities used for the generation, transmission, or distribution of electric energy, and that, therefore, neither DTE nor ITC is currently required to keep records in conformance with the Commission’s Uniform System of Accounts.

      The Michigan Commission and Michigan have raised concerns regarding the accounting treatment and the treatment of deferred tax balances. However, Applicants state that by the beginning of November, they will file with the Michigan Commission seeking approval of the proposed accounting for this transaction. Interested parties, including the Michigan Commission and Michigan, will be free to raise their concerns at that time. n15

n15 We will also reject as moot, MPPA’s request that authorization of the proposed transfer be conditioned on a valuation of the Transmission Assets at their depreciated value. As Applicants note in their filing, the Transmission Assets will be transferred at their net book value, as of December 31, 1999, as MPPA suggests.

[*15]

      E. Requests for Waivers

      We grant waiver of the Part 33 filing requirements requested by Applicants, for good cause shown. The material for which waiver is sought is not essential to our review, because, as noted above, the proposed transfer is no more than an intra-corporate transfer that will have no adverse effects on competition or rates, and will not impede regulation at either the federal or state level.

The Commission orders:

      (A) Applicants’ proposed disposition of jurisdictional facilities is hereby approved, as discussed in the body of this order.

      (B) The Commission retains authority under sections 203 (b) and 309 of the Federal Power Act to issue supplemental orders as appropriate.

      (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

      (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

      (E) Applicants are hereby directed to notify the [*16] Commission when the transfer of jurisdictional facilities is completed, within 10 days of the transfer.

      (F) The Commission hereby finds good cause to grant Applicants’ request to waive certain Part 33 filing requirements, as discussed in the body of this order.

      (G) Applicants are directed to account for the transfer of assets in accordance with the Commission’s Uniform System of Accounts and make appropriate filings with the Commission of journal entries to clear Account 102, Electric Plant Purchased or Sold, and to file their proposed accounting with the Commission, within six months of the date the transfer is consummated.

By the Commission.